November 7, 2023

VIA EDGAR

Melissa Gilmore
Kevin Woody
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kraft Heinz Company
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for the Period Ended July 1, 2023
File No. 001-37482

Dear Ms. Gilmore and Mr. Woody:

On behalf of The Kraft Heinz Company (the “Company,” “we,” or “our”), we are responding to the comment letter, dated October 24, 2023, we received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) relating to the above-referenced filings with the SEC.

To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Form 10-Q for the Period Ended July 1, 2023

Notes to Condensed Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 11

1.We note your annual impairment test of June 26, 2022 and that no events occurred during the six months ended July 1, 2023 that indicated it was more likely than not that your goodwill or any brand was impaired. We further note that your market capitalization is less than the carrying value of your net assets. Given that goodwill and indefinite lived intangible assets are a significant percentage of your total assets, please tell us how you considered the declines in market capitalization and stock price in determining that an interim impairment test was not required in subsequent quarters. Please refer to ASC 350- 20-35-3C.

Response:

Given goodwill and indefinite-lived intangible assets are a significant portion of our total assets and the low excess fair value over carrying amount of several of our significant reporting units and indefinite-lived brands, we maintain a robust process for evaluating these balances each quarter and perform interim impairment tests when the totality of facts and circumstances indicate that it is more likely than not that the fair value is below carrying amount for any reporting unit or indefinite-lived brand. Subsequent to the annual impairment test performed during the quarter ended September 24, 2022, we performed detailed qualitative assessments of the facts and circumstances for each of the reporting periods ended December 31, 2022, April 1, 2023, and July 1, 2023. In executing this process, as referenced in Accounting Standards Codification (“ASC”) 350-20-35-3D, we assessed the totality of events and circumstances, including but not limited to the change in share price and market capitalization. For each reporting period, we concluded that it was not more likely than not that the fair value of any of our reporting units or indefinite-lived brands was below its carrying amount and, thus, an interim quantitative impairment test was not required.

In assessing whether the fact that our market capitalization was below the carrying value of our net equity was indicative of an impairment, an important aspect of our analysis was our assessment of the reasonableness of the implied control premium. More specifically, we considered the guidance in ASC 350-20-35-22 to ASC 350-20-35-24, which indicates that market capitalization may not be representative of fair value and that substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis for the fair value of a reporting unit or group of reporting units. We generally utilize the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As part of the annual goodwill and indefinite-lived intangible assets impairment test performed in the quarter ended September 24, 2022, as well as for each interim period thereafter as part of our triggering event analysis, we prepared a reconciliation of the fair value as determined by the discounted cash flow model to our market capitalization in addition to comparing the fair value of the reporting units to the carrying amounts. We evaluated the implied control premium resulting from the difference between the fair value as determined by the discounted cash flow model and our market capitalization for reasonableness when considering various factors, including the historical control premiums implicit in acquisitions greater than $500 million of companies in the same industry over the previous five years, as well as the potential synergies that could be generated upon acquisition by a market participant. As a result of this evaluation, we concluded that the aggregate fair value of our reporting units, as determined by the discounted cash flow model in relation to our market capitalization, was reasonable. For each interim period subsequent to the annual goodwill and indefinite-lived intangible assets impairment test performed in the quarter ended September 24, 2022, we assessed the implied control premium and determined that there was not a significant change from the annual test.

Additionally, as part of this qualitative assessment, we evaluated whether changes in our share price from the date of the June 26, 2022 impairment test up through the end of the quarter ended July 1, 2023, and, subsequent to quarter end, up to the filing of our Quarterly Report on Form 10-Q for such quarter on August 2, 2023 reflected a sustained decline in market capitalization. For the year following the June 26, 2022 test, we observed share price movements that ranged from an increase of approximately 11% to a decrease of approximately 14%. While we noted that our share price and market capitalization both increased and decreased subsequent to the June 26, 2022 annual impairment test, we observed that both were higher on June 2, 2023, 49 weeks subsequent to the prior year annual test. While the share price and market capitalization did decrease approximately 7.7% from this level over the final four weeks of the quarter ended July 1, 2023, we determined that the short duration and magnitude of this change was not substantial enough for us to conclude a decrease in share price was sustained and therefore was not an indication of a triggering event.

We utilize the discounted cash flow method under the income approach to estimate the fair value of our indefinite-lived brands. The same implied control premium that is included in the discount rate to determine the fair value of our reporting units is included in the valuation of our indefinite-lived intangible assets in addition to an intangible risk premium. The assessments of the overall implied market premium described above considered the impact of the decrease in share price and declining market capitalization to our indefinite-lived brands.

Subsequent to the filing of our Quarterly Report on Form 10-Q for the quarter ended July 1, 2023, we conducted our annual impairment test during the quarter ended September 30, 2023. As a result of this test, we recorded an impairment of goodwill and indefinite-lived intangible assets of $662 million in the quarter ended September 30, 2023. This impairment represented 0.9% of the balance of goodwill and indefinite-lived intangible assets on the balance sheet as of September 30, 2023, and was primarily driven by an increase in the discount rate, which was impacted by higher interest rates due to the increase in base Federal Reserve (20-year maturity bonds) rates in July 2023, a sustained decline in market capitalization and other market inputs. The impact of this decline in market capitalization was a factor we continued to evaluate up to the end of the quarter ended September 30, 2023 and to the subsequent filing of our Quarterly Report on Form 10-Q on November 1, 2023. While we did not conclude a share price decline over the final four weeks of the prior quarter constituted a sustained decline, when evaluating an additional three months of share price trends and market dynamics, we incorporated this information in our considerations for our annual impairment test performed in the quarter ended September 30, 2023. Additionally, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, we continued to caution readers that if current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, change, or if management’s expectations or plans otherwise change, including updates to our operating plans, then one or more of our reporting units or indefinite-lived brands might become impaired in the future.

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Should you have any further questions on the above, please do not hesitate to contact Vince Garlati, Vice President, Global Controller, at vince.garlati@kraftheinz.com.

Thank you for your assistance.

Sincerely,

/s/ Andre Maciel
Andre Maciel
Executive Vice President and
Global Chief Financial Officer

cc:	Rashida La Lande, Executive Vice President, Global General Counsel and Chief Sustainability and Corporate Affairs Officer, Kraft Heinz
Vince Garlati, Vice President, Global Controller, Kraft Heinz
Heidi Miller, Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities, Kraft Heinz
Lori Zyskowski, Gibson, Dunn & Crutcher LLP
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